

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2025

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

> **Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.**
> **DRS submitted August 12, 2025**
> **File No. 377-08317**

Dear Javier Alvarez-Cienfuegos:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

DRS submitted August 12, 2025

Regulatory Statement, page 1

1.  We note the summary of the requested relief from Rule 14d-4(d)(2) that has been added to this section. Please revise the description of such requested relief to prominently caution holders of Banco Sabadell shares to not tender their Banco Sabadell shares into the exchange offer if their willingness to tender their Banco Sabadell shares would be affected by a waiver by BBVA of the Minimum Acceptance Condition.

2.  We note the summary of the requested no-action relief with respect to Rule 14d-7 that has been added to this section. Please revise the description of such requested relief to clarify that it also covers "back-end" withdrawal rights under Section 14(d)(5) of the Exchange Act.

If the exchange offer is completed, BBVA will be Banco Sabadell's majority shareholder and its interests may differ from the interests . . ., page 52

3.      Please revise this risk factor to clarify that BBVA will only be Banco Sabadell's majority shareholder following completion of the exchange offer if BBVA does not waive the Minimum Acceptance Condition.

BBVA'S Reasons For The Proposed Exchange Offer, page 115

4.      We note that BBVA's board approved the exchange offer on May 8, 2024 and that they considered a variety of factors, including, among others, the material factors in this section.  However, we note that one of the material factors, the Council of Ministers' Authorization with the Autonomy Condition, occurred subsequent to the Board approval. Please advise, with a view toward disclosure, whether the Board reconfirmed or otherwise reconsidered its recommendation and approval of the tender offer after receiving the Council of Ministers' Autonomy Condition or any other subsequent matters.  Please also revise the Summary section on page 30.

Estimated Synergies, page 117

5.      Revise this section to clarify whether any significant portion of the estimated €175 operational cost savings may be realized during periods during which BBVA does not have control over Banco Sabadell. Please also discuss any material portions of the estimated cost savings that management believes may depend on other material assumptions in order to be realized.

Conditions to Completion of the Exchange Offer, page 125

6.      We note the disclosure on page 126 to the effect that BBVA may waive the Minimum Acceptance Condition based on future facts and circumstances, although BBVA does not currently intend to exercise that right. Please revise to specify the factors that BBVA will consider in evaluating whether to waive the Minimum Acceptance Condition. Please also revise the related disclosure on pages 10 and 32 accordingly.

Mandatory Tender Offer, page 128

7.      We note the disclosure on page 128 that "a Mandatory Tender Offer would need to be made at an 'equitable price' in cash that may not be lower than the highest price that BBVA, or persons acting in concert therewith, has paid or agreed to pay for Banco Sabadell shares during the 12 months prior to the announcement of such Mandatory Tender Offer." Please revise this description of a Mandatory Tender Offer to include BBVA's expected source of funds and clarify whether BBVA expects the 'equitable price' offered in a potential Mandatory Tender Offer to deviate from the value of the exchange offer consideration. Please also revise the related disclosure on pages 10 and 41 accordingly.

8.      We note the disclosure on page 128 to the effect that following the Mandatory Tender Offer, Spanish law permits BBVA to purchase an unlimited amount of Banco Sabadell shares in the open market or otherwise without any obligation to make a further tender offer. Please revise to clarify whether BBVA intends to purchase additional Banco Sabadell shares in the open market or otherwise if BBVA does not

obtain control of Banco Sabadell following a Mandatory Tender Offer. Please also revise the related disclosure on pages 11 and 42 accordingly.

Acquisition of Control of Banco Sabadell, page 129

9.      We note the disclosure on page 129 that "if the Minimum Acceptance Condition is waived and the exchange offer is completed, whether BBVA controls Banco Sabadell following completion of the exchange offer will depend on the number of Banco Sabadell shares tendered and not withdrawn in the exchange offer and other facts and circumstances existing at such time." Please revise to specify the "other facts and circumstances" that BBVA believes will impact its ability to control Banco Sabadell following a waiver of the Minimum Acceptance Condition and completion of the exchange offer. Please also revise the related disclosure on pages 11, 42, and 70.

10.     See our last comment above. We note the disclosure on page 130 that "BBVA believes it might be possible that with at least 30% of Banco Sabadell's voting rights BBVA will have control of Banco Sabadell" based on Banco Sabadell's current shareholder base and a historical analysis of Banco Sabadell's general shareholder meetings. Please revise to specify the Banco Sabadell decisions and/or corporate actions that BBVA would "control" with at least 30% of Banco Sabadell's voting rights and to highlight any differences from a majority ownership scenario (i.e., satisfaction of the Minimum Acceptance Condition). Additionally, please revise to include cautionary language regarding the possibility for changes in Banco Sabadell's shareholder base and participation at Banco Sabadell shareholder meetings following the exchange offer, if completed. Please also revise the related disclosure on page 11 accordingly.

Spanish Antitrust Authorization, page 131

11.     Reference is made to the final sentence of this section where you state, "BBVA expects the Administrative Appeal to be resolved in a period of between 18 months and two years." Throughout the prospectus where you reference the Administrative Appeal, please disclose that you expect it to be resolved between 18 months and two years.

Plans Regarding the Use or Disposal of Assets of Banco Sabadell and Expected Variations in its Net Financial Debt, page 162

12.     We note the disclosure on page 163 that "BBVA has not made any decision regarding any possible actions in relation to the TSB Sale or regarding the exercise of other actions or alternatives that may be available to BBVA in connection with the TSB Sale, which will be analyzed in due course." Please revise to specify any "actions or alternatives" that are being contemplated by BBVA in connection with the TSB Sale and the factors that BBVA will consider in evaluating whether to pursue any such "actions or alternatives." Please also revise the related disclosure on page 165.

General

13.     We note the following defined terms that are used throughout the offer to exchange/prospectus: Council of Ministers' Authorization (page 3), No-merger Period (page 3), Autonomy Condition (page 3), and CNMC Commitments (page 10). Please

explain the meaning of each of these defined terms the first time they are used, or direct shareholders to where such explanation is provided.

 Please contact Shane Callaghan at 202-551-6799, Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any questions.


Sincerely,

Division of Corporation Finance
Office of Finance